SOLARFUN TO SUPPLY NOBILITY SOLAR PROJECTS
WITH 14.2MW OF HIGH EFFICIENCY MODULES

SHANGHAI, China--Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company”) (NASDAQ:SOLF), an established vertically-integrated manufacturer of silicon ingots and photovoltaic (PV) cells and modules in China, today announced that Nobility Solar Projects a.s. (“Nobility”) has agreed to purchase 14.2MW of high efficiency PV modules from Solarfun during the second half of 2009.  Nobility, a leading distributor of solar products in Eastern Europe, is Solarfun’s distribution partner in the region.

Peter Xie, President of Solarfun, commented, “Eastern Europe, and specifically the Czech Republic, is a good new developing market for solar products.  Our agreement with Nobility demonstrates our ability to not only penetrate new markets, but also quickly increase high quality, high efficiency PV module shipment volumes.  Nobility is the leading distributor of solar products in Eastern Europe and we are pleased to be a part of this growing business relationship.   This agreement also reflects an improvement in demand that we see for our business in the second half of the year.”

Lubomir Bures, Vice President of Nobility, declared, “This agreement secures Nobility a strong bankable partner for module deliveries. Through this partnership, Solarfun gains a significant market share in the Czech Republic and other Eastern European countries, which would be very hard to achieve without a strong local partner.”

About Solarfun

Solarfun Power Holdings Co., Ltd. manufactures ingots and PV cells and modules and supplies solar system integration services in China. The Company produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors and directly to system integrators. The Company was founded in 2004 and its products have been certified to TUV and UL safety and quality standards.  SOLF-G
http://www.solarfun.com.cn

About Nobility Solar Projects

Nobility Solar Projects a.s. is a leading PV installer and system integrator in Eastern Europe.  The Company offers complete construction of photovoltaic power plants on a turnkey basis including its own construction of steel supporting structures, electro assembly and the servicing and monitoring of photovoltaic power plants.  The Company is headquartered in the Czech Republic.
http://www.nobility.cz

For further information, contact:

    Solarfun Power Holdings Co., Ltd.

    Paul Combs
    V.P. Strategic Planning
    26F BM Tower
    218 Wusong Road
    Shanghai, 200080
    P. R. China
    Tel:  86 21-6393-8206 / Mobile:  86 138 1612 2768
    E-mail: IR@solarfun.com.cn

    Christensen

    Kathy Li
    Tel:  480 614 3036
    E-mail:  kli@ChristensenIR.com

    Roger Hu
    Tel:  852 2117 0861
    E-mail:  rhu@ChristensenIR.com